Exhibit 99.2

BlastGard International Reports

2007 Year-End Results

CLEARWATER FL, April 16, 2008 - BlastGard International (OTCBB; BLGA) reported financial results for the year ended December 31, 2007.

According to BlastGard® Chief Executive Officer Andrew McKinnon, “All of 2007 was challenging for BlastGard. We have made significant changes in our business plan to better focus on new products that fully exploit our BlastWrap technology.  This of course required committing both human and financial resources to ensure that these exciting new “homegrown” products were brought to market in such a way that the company and it’s shareholders would be positioned to capitalize on the benefits created from these new products. This required formulation of an entirely new sales and marketing plan that put the control of sales and marketing back in the hands of the management team as compared to the previous model that entailed the failed “Strategic Partner “and/ or “Teaming Partnerships “. As a result of theses failed marketing and Channel distribution relationships we fell short of our revenue goals due in part to the delay in the capture and implementation of certain projects with our strategic partners. We have made significant corrective steps to ensure greater revenue opportunities and our focus from this point forward is to create revenue and bottom line value for our shareholders.”

For the year ended December 31, 2007, BlastGard International reported revenues of $408,988 compared to $925,880 for the year ended December 31, 2006. Revenues are primarily attributable to the commercialization and sale of BlastWrap® and BlastWrap® -associated products.  BlastGard International reported a net loss of $3,827,188 or $(0.12) per share based on the weighted average of 32,655,112 shares outstanding for the year-ended December 31, 2007. In comparison, for the year-ended December 31, 2006, the Company reported a net loss of $2,451,476 or $(0.11) per share based on the weighted average of 22,213,653 shares outstanding.

About BlastGard International, Inc.

BlastGard International, Inc. creates designs, develops, manufactures and markets proprietary blast mitigation materials. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology is being used to create new, finished products or to retrofit to existing products. BlastWrap® is a market leading product from which blast protection solutions are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400